# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vistra Corp, CIK 0001692819
CUSIP: 92840M102
Title of class of securities: Common Stock SH CL B
Address of issuer's principal executive offices: 6555 Sierra Drive, Irving, Texas (TX), 75039
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-22-008105
Filed by CIK 0001441449

## Reporting persons
- Qatar Investment Authority: type of reporting person: other (OO); citizenship or place of organization: Qatar (S3); sole voting power 18,675,188; shared voting power 0; sole dispositive power 18,675,188; shared dispositive power 0; aggregate amount beneficially owned 18,675,188 (5.5% of the class)
- Seismic Holding LLC: type of reporting person: investment company (IV); citizenship or place of organization: Qatar (S3); sole voting power 18,675,188; shared voting power 0; sole dispositive power 18,675,188; shared dispositive power 0; aggregate amount beneficially owned 18,675,188 (5.5% of the class)

## Item 1. Issuer
Name of issuer: Vistra Corp
Address of issuer's principal executive offices: 6555 Sierra Drive, Irving, TX 75039

## Item 2. Person Filing
Name of person filing: Qatar Investment Authority / Seismic Holding LLC
Address of principal business office or, if none, residence: Qatar Investment Authority - Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, Qatar / Seismic Holding LLC - Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, Qatar
Citizenship: Qatar Investment Authority - Qatar Seismic Holding LLC - Qatar

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: group (OO)

## Item 4. Ownership
Amount beneficially owned: 18,675,188
Percent of class: 5.5
Sole power to vote or to direct the vote: 18,675,188
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 18,675,188
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Qatar Investment Authority: Mohammed Fahad Al Khulaifi, Head of Compliance (08/05/2025)
- Seismic Holding LLC: Mohammed Fahad Al Khulaifi, Head of Compliance (08/05/2025)